SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer

    PURSUANT to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                    Filing No. 1 for the month of March 2003



                           Belzberg Technologies Inc.
                           --------------------------
                           (Exact name of Registrant)

        40 King Street West, Suite 3400, Toronto, Ontario, Canada M5H 3Y2
          -------------------------------------------------------------
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

         Form 20-F   X     Form 40-F __
                   -----


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes __            No  X
                              ---

                           BELZBERG TECHNOLOGIES INC.

     On February 27, 2003, Belzberg Technologies Inc. filed the following document with the Toronto Stock Exchange:

1. Press Release regarding announcement of Belzberg Technologies Inc.'s partnering with Chicago Options Exchange to provide electronic access to U.S. financial markets.

     The above-referenced documents are filed as exhibits to this Form 6-K.

Exhibit 1.        Press Release

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  March 3, 2003


                           BELZBERG TECHNOLOGIES INC.


                                                           By: /s/Stephen Wilson
                                                                  Stephen Wilson
                                                         Chief Financial Officer

Exhibit 1.        Press Release

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:

Belzberg Technologies Inc. Partners with Chicago Board Options Exchange to Provide Electronic Access to U.S. Financial Markets

         TORONTO, Feb. 27 /CNW/ - Belzberg Technologies Inc (TSX:BLZ) and the Chicago Board Options Exchange (CBOE)(R) announced today the introduction of the CBOE Hybrid Trading System (HyTS) Terminal(R), a universal, multifunctional, trading solution workstation, to be provided by Belzberg Technologies. The CBOE HyTS Terminal will provide CBOE customers with electronic access and order routing to U.S. options, futures, and stock exchanges, as well as complete access to market data, streaming quotes and order management - all on a single screen.

         CBOE HyTS Terminals will be available beginning in March, providing customer access and order entry to all CBOE products. HyTS Terminals will also serve as the main portal to the CBOE Hybrid Trading System when it becomes available this spring.

         The CBOE HyTS Terminal will provide "point and click" electronic access to all CBOE equity and index products, and will also offer order routing to, and real-time quotes from, other U.S. options, futures, and stock exchanges. The HyTS Terminal will serve as an order management tool with position monitoring, order status and maintenance, and trade-log capabilities. Additionally, real-time market data, including CBOE "quotes with size" and book-depth will be available.

         "We are extremely proud to be entering this partnership with CBOE," said Sidney H. Belzberg, Chairman and CEO of Belzberg Technologies, Inc. "It is a strong endorsement of our technology that the world's largest options exchange selected Belzberg's system to offer to their customers."

         "The CBOE HyTS Terminal represents a quantum leap in customer service and will open the door to CBOE's next generation trading platform," commented William J. Brodsky, Chairman and CEO, Chicago Board Options Exchange. "HyTS represents a state-of-the-art trading solution that provides a new level of access to the U.S. financial markets."

         About Belzberg
         Belzberg Technologies provides the software and networks that enable global, direct access routing and execution of trades for financial institutions in the United States, Canada and Europe. Using Belzberg's suite of integrated trading tools and network connectivity options, Belzberg's customers have direct access to all North American equities and options markets, as well as major European stock exchanges. The firm's client-base includes over 110 leading U.S and international brokerage houses and financial institutions. Belzberg Technologies is listed on the Toronto Stock Exchange (Ticker-BLZ) - additional information is available at www.belzberg.com.

         About CBOE
         CBOE, regulated by the Securities and Exchange Commission (SEC), is the creator of listed options, and the world's largest options marketplace. For additional information about the CBOE and its products, visit the CBOE website at www.cboe.com.

         CBOE(R) and Chicago Board Options Exchange(R) are registered trademarks of Chicago Board Options Exchange, Incorporated. HyTS(TM) is a trademark of Chicago Board Options Exchange, Incorporated.

         Except for historical information contained herein, the matters discussed in this press release are based on forward-looking statements that involve risk and uncertainty. A variety of important factors could cause results to differ materially from such statements, including but not limited to economic, competitive, governmental and technological factors affecting the Corporation's operations, markets, products, prices and other factors.
         %SEDAR: 00008836E

         -0-                        02/27/2003

     /For further information: Belzberg Contact, Donald Wilson, Chief Operating Officer, Phone: (416) 360-2572, E-mail: dwilson(at)belzberg.com/ (BLZ.)

CO: Belzberg Technologies Inc.; Chicago Board Options Exchange
ST: Ontario
IN: STW NET
SU: PDT


         -30-

    CNW 13:46e 27-FEB-03